Exhibit 3.6

ARTICLES OF AMENDMENT

To Amend the Articles of Incorporation

Of

WASHINGTONFIRST BANKSHARES, INC.

Pursuant to Title 13.1 of the Code of Virginia, the undersigned Virginia bank holding company on this 31st day of January, 2012, states as follows:

NAME OF THE CORPORATION

The name of the Virginia bank holding company is WashingtonFirst Bankshares, Inc.

AMENDMENT TO ARTICLES OF INCORPORATION

Article 3 of the Articles of Incorporation of WashingtonFirst Bankshares, Inc. (the “Company”) shall be, and is hereby amended as follows:

Paragraph A. shall be deleted and replaced with the following:

A. In General. The aggregate number of shares of all classes of capital stock that the Corporation shall have authority to issue shall be 35,000,000 shares, of which (i) 25,000,000 shares shall be common stock, par value $.01 per share (“Common Stock”), and (ii) 10,000,000 shares shall be preferred stock, par value $5.00 per share (“Preferred Stock”). The relative powers, preferences, rights, privileges, qualifications, limitations and restrictions of the respective classes of capital stock of the Corporation are set forth below in this Article 3.

APPROVAL OF AMENDMENT

The foregoing Amendment to the Articles of Incorporation was duly approved by the Board of Directors on January 23, 2012. The Articles of Incorporation and By-laws of the Company, and the Virginia Stock Corporation Act, Va. Code §13.1-601 et seq., authorize and empower the Board of Directors to amend the Articles of Incorporation, without shareholder approval, to eliminate or change the par value of the shares of any class or series of stock of the Company. Therefore, shareholder approval was not required.

I am an officer of the Company and I have executed these Articles of Amendment on the Company’s behalf on January 31, 2012.

WASHINGTONFIRST BANKSHARES, INC.

/s/ Shaza L. Andersen
Shaza L. Andersen Chief Executive Officer

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